SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-6B-2

Certificate of Notification

Certificate is filed by: Nantucket Electric Company (“Nantucket”)

                                                            Massachusetts Electric Company (“Mass Electric”)

This certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of the security or securities:

On December 16, 2005, Nantucket issued $28,000,000 of long-term tax exempt debt through the Massachusetts Development Finance Agency (the “Bonds”) for the purpose of financing a portion of the costs of a new underground and submarine electric power cable and related equipment to be owned by Nantucket (the “Cable Project”). The Bonds are structured as a multi-modal facility and were initially issued in commercial paper mode. Payment of principal of, premium, if any, and interest on, and purchase price of, the Bonds was guaranteed by Mass Electric (the “Guaranty”)

This transaction was undertaken in accordance with the Order of the Massachusetts Department of Telecommunications and Energy, Docket D.T.E. 04-74, dated November 18, 2004.

2.	Issue, renewal or guaranty:

Issuance by Nantucket guaranteed by Mass Electric.

3.	Principal amount of each security:

$28,000,000 Massachusetts Development Finance Agency Electric Utility Revenue Bonds (Nantucket Electric Company Issue), Series 2005.

4.	Rate of interest per annum of each security:

The initial interest rate for the Bonds was 3.22% per annum (commercial paper mode).

The Bonds may also bear interest in other modes at an auction rate, daily rate, weekly rate, term rate, or a fixed rate, in accordance with the procedures provided in the Loan and Trust Agreement.

5.	Date of issue, renewal or guaranty of each security:

The Bonds and Guaranty were issued on December 16, 2005

6.	If renewal of security, give date of original issue:

Not Applicable

7.	Date of maturity of each security:

$28,000,000 Series 2005 due December 1, 2040

8.	Name of the person to whom each security was issued, renewed or guaranteed:

The Bonds were issued through the Massachusetts Development Finance Agency and purchased by the underwriter, J. P. Morgan Securities Inc., at 100% of the principal amount thereof for resale to the public. The Guaranty was issued to U.S. Bank National Association as trustee for the Bonds under the Loan and Trust Agreement.

9.	Collateral given with each security, if any:

Payment of principal of, premium, if any, and interest on, and purchase price of, the Bonds was guaranteed by Mass Electric.

10.	Consideration received for each security:

The proceeds from issuance and sale of the Bonds was $28,000,000, applied as set forth in Item 11, below.

11.	Application of proceeds of each security:

The proceeds from the issuance of the Bonds were deposited with the trustee under the Loan and Trust Agreement and will be disbursed to be applied to pay qualifying costs incurred by Nantucket in connection with the Cable Project.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

( ) a. the provisions contained in the first sentence of Section 6(b).

( ) b. the provisions contained in the fourth sentence of Section 6(b).

( X ) c. the provisions contained in any rule of the Commission other than Rule U-48.

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

Not Applicable

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not Applicable

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

Rule 45 and Rule 52.

NANTUCKET ELECTRIC COMPANY
MASSACHUSETTS ELECTRIC COMPANY

By: /s/ Robert G. Seega
Robert G. Seega
Their Assistant Treasurer

Date: December 19, 2005

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